UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 1)*

     BIOFUEL ENERGY CORP.

(Name of Issuer)

                                  Shares of Common Stock, par value $0.01 per share

 (Title of Class of Securities)

09064Y109

(CUSIP Number)

Greenlight Capital, L.L.C.
140 East 45th Street, Floor 24
New York, New York 10017
Tel. No.: (212) 973-1900

Attention: Chief Operating Officer

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

- with copies to -

Barry N. Hurwitz
Bingham McCutchen LLP
One Federal Street
Boston, MA 02110
(617) 951-8000

May 1, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09064Y109

1	Names of Reporting Persons. Greenlight Capital, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 4,681,235
9 Sole Dispositive Power 0
10 Shared Dispositive Power 4,681,235

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,681,235
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 15.8%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 09064Y109

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,346,065
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,346,065

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,346,065
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 21.0%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 09064Y109

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 11,853,500
9 Sole Dispositive Power 0
10 Shared Dispositive Power 11,853,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,853,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 39.8%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 09064Y109

1	Names of Reporting Persons. Greenlight Capital, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 988,949
9 Sole Dispositive Power 0
10 Shared Dispositive Power 988,949

11	Aggregate Amount Beneficially Owned by Each Reporting Person 988,949
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 3.8%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 09064Y109

1	Names of Reporting Persons. Greenlight Capital Qualified, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,692,286
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,692,286

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,692,286
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 12.9%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 09064Y109

1	Names of Reporting Persons. Greenlight Capital Offshore Partners
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,346,065
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,346,065

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,346,065
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 21.0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 09064Y109

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,560,363
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,560,363

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,560,363
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 6.1%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 09064Y109

1	Names of Reporting Persons. DME Advisors, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,447,443
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,447,443

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,447,443
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 5.7%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 09064Y109

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (the “Amendment”), relating to shares of common stock, par value $0.01 per share, (“Common Stock”) of Biofuel Energy Corp., a Delaware corporation (the “Issuer”), 1600 Broadway, Suite 2200, Denver, CO 80202, is being filed as an amendment to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2007.

This Amendment is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), Mr. David Einhorn (the “Principal”), Greenlight Capital, L.P., a Delaware limited partnership (“Greenlight Fund”), of which Greenlight LLC is the general partner, Greenlight Capital Qualified, L.P., a Delaware limited partnership (“Greenlight Qualified”), of which Greenlight LLC is the general partner, Greenlight Capital Offshore Partners, a British Virgin Islands partnership (“Greenlight Offshore”), for which Greenlight Inc. acts as investment manager, DME Advisors GP, LLC, a Delaware limited liability company (“Advisors GP”), and DME Advisors, L.P., a Delaware limited partnership of which Advisors GP is the general partner (“Advisors,” and together with Greenlight LLC, Greenlight Inc., Greenlight Fund, Greenlight Qualified, Greenlight Offshore, Advisors GP and the Principal, the “Reporting Persons”).  Mr. Einhorn is the principal of each of Greenlight LLC, Greenlight Inc., and Advisors GP.  Mr. Einhorn is also a Director of the Issuer.

In addition, Advisors GP is the general partner of DME Capital Management, LP, a Delaware limited partnership (“DME CM”).  Advisors acts as the investment manager for a managed account (the “Managed Account”).  DME CM acts as the investment manager for Greenlight Capital Offshore Master (Gold), Ltd., a British Virgin Islands company (“Greenlight Gold Offshore”).  DME Management GP, LLC, a Delaware limited liability company controlled by the Principal (“DME Management GP”), is the general partner of Greenlight Capital (Gold), L.P., a Delaware limited partnership (“Greenlight Gold”).

Certain of the Reporting Persons also own LLC membership units (the “Units”) of BioFuel Energy LLC, a subsidiary of the Issuer (the “LLC”) and corresponding shares of Class B Common Stock, par value $0.01 per share, of the Issuer (“Class B Stock”) on a one-for-one basis.  Pursuant to the limited liability company agreement of the LLC, the Units may be exchanged at any time for shares of Common Stock on a one-for-one basis. Upon the exchange of Units for Common Stock, the Class B Stock attributable to the exchanged Units will be transferred to the Issuer and retired. Holders of Class B Stock are entitled to one vote for each share held.

The Reporting Persons are filing this Amendment in connection with the transactions reported herein, which represent a reallocation of shares of Common Stock made in connection with the establishment of Greenlight Gold and Greenlight Gold Offshore.

This Amendment is being filed to amend Items 3, 4 and 5, as follows:

Item 3.  Source and Amount of Funds or Other Consideration

See Item 5(c).

Item 4.  Purpose of Transaction

See Item 5(c).

CUSIP No. 09064Y109

Item 5. Interest in Securities of the Issuer

The information in Item 5(a) of the Schedule 13D is hereby updated as follows:

(a)           As of May 1, 2010:

(i)           Greenlight LLC beneficially owns 4,681,235 shares of Common Stock (which equals the sum of (x) 602,077 shares of Common Stock and (y) 4,079,158 shares of Class B Stock (and corresponding Units)), which together represent 15.8% of the Issuer’s outstanding shares of Common Stock, assuming the conversion of all such Units beneficially owned by Greenlight LLC.  Such securities beneficially owned by Greenlight LLC are held by Greenlight Fund (102,410 shares of Common Stock and 886,539 shares of Class B Stock (and corresponding Units)) and Greenlight Qualified (499,667 shares of Common Stock and 3,192,619 shares of Class B Stock (and corresponding Units)), which represent 3.8% and 12.9%, respectively, of the Issuer’s outstanding shares of Common Stock, assuming the conversion of all the Units beneficially owned by Greenlight Fund and Greenlight Qualified, as applicable.

(ii)           Greenlight Inc. beneficially owns 5,346,065 shares of Common Stock, all of which are held by Greenlight Offshore.  Such shares of Common Stock represent 21.0% of the Issuer’s outstanding shares of Common Stock.  The shares of Common Stock held by Greenlight Offshore were previously held directly by Greenlight Capital Offshore, Ltd., which currently invests substantially all of its assets through its interest in Greenlight Offshore.

(iii)           Advisors GP beneficially owns 1,560,363 shares of Common Stock, 1,447,443 of which are also beneficially owned by Advisors and 112,920 of which are also beneficially owned by DME CM.  The shares of Common Stock beneficially owned by Advisors GP and Advisors are held by the Managed Account, and represent 5.7% of the Issuer’s outstanding shares of Common Stock.  The shares of Common Stock beneficially owned by Advisors GP and DME CM are held by Greenlight Gold Offshore, and represent 0.4% of the Issuer’s outstanding shares of Common Stock.

(iv)           DME Management GP beneficially owns 265,837 shares of Common Stock (which equals the sum of (x) 33,599 shares of Common Stock and (y) 232,238 shares of Class B Stock (and corresponding Units)), which together represent 1.0% of the Issuer’s outstanding shares of Common Stock, assuming the conversion of all such Units beneficially owned by DME Management GP.  All of such securities beneficially owned by Greenlight LLC are held by Greenlight Gold.

(v)           The Principal beneficially owns 11,853,500 shares of Common Stock (which equals the sum of (x) 7,542,104 shares of Common Stock and (y) 4,311,396 shares of Class B Stock (and corresponding Units)), which together represent 39.8% of the Issuer’s outstanding shares of Common Stock, assuming the conversion of all such Units beneficially owned by the Principal.  Such securities include the shares reported above, which are beneficially owned by Greenlight LLC, Greenlight Inc., Advisors GP, Advisors, DME CM and DME Management GP, and held by Greenlight Fund, Greenlight Qualified, Greenlight Offshore, the Managed Account, Greenlight Gold Offshore and Greenlight Gold.

CUSIP No. 09064Y109

Each of the percentages listed above were determined by dividing the relevant number of shares of Common Stock beneficially owned or held, as applicable, by each of the Reporting Persons, by 25,459,735, the number of shares of Common Stock outstanding as of March 25, 2010, as reported in the Issuer’s Form 10-K, filed with the Commission on March 30, 2010, increased as applicable for each Reporting Person to reflect the assumed conversion of all Units beneficially owned by such Reporting Person, if any.

Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership except to the extent of their respective pecuniary interests therein.

Items 5(b) and (c) are amended and restated in their entirety as follows:

(b) Greenlight LLC has the power to vote and dispose of 4,681,235 shares of Common Stock beneficially owned by it.  Greenlight Inc. has the power to vote and dispose of 5,346,065 shares of Common Stock beneficially owned by it.  Greenlight Fund has the power to vote and dispose of 988,949 shares of Common Stock held by it.  Greenlight Qualified has the power to vote and dispose of 3,692,286 shares of Common Stock held by it.  Greenlight Offshore has the power to vote and dispose of 5,346,065 shares of Common Stock held by it.  Advisors GP has the power to vote and dispose of 1,560,363 shares of Common Stock beneficially owned by it.  Advisors has the power to vote and dispose of 1,447,443 shares of Common Stock beneficially owned by it.  The Principal may direct the vote and disposition of 11,853,500 shares of Common Stock beneficially owned by Greenlight LLC, Greenlight Inc., Advisors GP and DME Management GP.

(c) The transactions in the Issuer’s securities in the last sixty days by the Reporting Persons (directly or through accounts over which the Reporting Persons may exercise voting and/or investment discretion) are listed as Annex A attached hereto and made a part hereof.

CUSIP No. 09064Y109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              May 4, 2010

Greenlight Capital, L.L.C.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

Greenlight Capital, Inc.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

Greenlight Capital, L.P.

By:  Greenlight Capital, L.L.C.,
  its General Partner

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

Greenlight Capital Qualified, L.P.

By:  Greenlight Capital, L.L.C.,
  its General Partner

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

Greenlight Capital Offshore Partners

By:  Greenlight Capital, Inc.,
  its Investment Manager

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

CUSIP No. 09064Y109

DME Advisors GP, L.L.C.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Advisors, L.P.

By:  DME Advisors GP, L.L.C.,
  its General Partner

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

 /s/DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn

* The Joint Filing Agreement, executed by and among the Reporting Persons, and filed as an exhibit to that Schedule 13D filed with the Securities and Exchange Commission on June 26, 2007 by the Reporting Persons with respect to the shares of Common Stock of Biofuel Energy Corp., is hereby incorporated by reference.

** The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.

CUSIP No. 09064Y109

ANNEX A

Each of the transactions reported herein represent a reallocation of securities made in connection with the establishment of Greenlight Gold and Greenlight Gold Offshore.

(in each case as of May 1, 2010, at $2.62 per share)

Entity	Shares of Common Stock Transferred	Shares of Common Stock Acquired	Shares of Class B Stock (and corresponding Units) Transferred	Shares of Class B Stock (and corresponding Units) Acquired

Greenlight Fund	7,743	--	67,029	--
Greenlight Qualified	25,856	--	165,209	--
Greenlight Offshore	112,920	--	--	--
Greenlight Gold	--	33,599	--	--
Greenlight Gold Offshore	--	112,920	--	232,238

TOTAL:	146,519	146,519	232,238	232,238